UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (AMENDMENT NO. 1)*

POWER-ONE, INC.

(Name of issuer)

Common Stock, $0.001 par value per share

(Title of class of securities)

739308104

(CUSIP number)

Colin W. Dunn, Vice President
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302
(201) 432-0463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739308104

1.    Name of Reporting Person:

Bel Fuse Inc.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.    SEC Use Only

4.    Citizenship or Place of Organization:  WC

5.    Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

 6.    Citizenship or Place of Organization:  New Jersey

Number of Shares	7.	Sole Voting Power	0

Beneficially Owned
	8.	Shared Voting Power	4,370,052*
by Each

Reporting	9.	Sole Dispositive Power	0

Person
	10.	Shared Dispositive Power	4,370,052*
With:

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:  4,370,052*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       ☐

13.  Percent of Class Represented by Amount in Row (11):  5.0%

14.  Type of Reporting Person (See Instructions):  CO

* As of March 10, 2008, Bel Ventures Inc., a Delaware corporation (“Bel Ventures”), held 4,370,052 shares of common stock of Power One, Inc. (the “Company”) Bel Ventures is a wholly-owned subsidiary of Bel Fuse Inc., a New Jersey corporation (“Bel”). Bel shares voting and dispositive power over all securities of the Company held by Bel Ventures.

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CUSIP No. 739308104

1.    Name of Reporting Person:

Bel Ventures Inc.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.    SEC Use Only

4.    Citizenship or Place of Organization:  WC

5.    Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

 6.    Citizenship or Place of Organization:  New Jersey

Number of Shares	7.	Sole Voting Power	0

Beneficially Owned
	8.	Shared Voting Power	4,370,052*
by Each

Reporting	9.	Sole Dispositive Power	0

Person
	10.	Shared Dispositive Power	4,370,052*
With:

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:  4,370,052*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       ☐

13.  Percent of Class Represented by Amount in Row (11):  5.0%

14.  Type of Reporting Person (See Instructions):  CO

* As of March 10, 2008, Bel Ventures Inc., a Delaware corporation (“Bel Ventures”), held 4,370,052 shares of common stock of Power One, Inc. (the “Company”) Bel Ventures is a wholly-owned subsidiary of Bel Fuse Inc., a New Jersey corporation (“Bel Fuse”). Bel Fuse shares voting and dispositive power over all securities of the Company held by Bel Ventures.

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This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission by Bel Fuse Inc. (“Bel”) and its Bel Ventures Inc. subsidiary ("Bel Ventures") on February 25, 2008. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

As previously disclosed by Bel and Bel Ventures in the Schedule 13D, representatives of Bel have sought to arrange a meeting between senior management of Bel and senior management of Power-One, Inc. ("Power-One") to discuss how Bel and Power-One might work together for the benefit of both companies. On March 10, 2008, Bel sent a letter to the Chairman of the Board and Chief Executive Officer of Power-One, expressing its view that a business combination between Bel and Power-One would enable both entities to best serve their respective customers, shareholders and employees. In that letter, Bel reiterated its request for a meeting with Power-One. Bel Ventures continues to own directly, and Bel Fuse continues to own beneficially, 4,370,052 shares of Power-One's common stock.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Amendment No. 1:

1. Letter, dated March 10, 2008, from Bel Fuse Inc. to the Chairman of the Board and the Chief Executive Officer of Power-One, Inc.

2. Joint Filing Agreement, dated March 12, 2008, by and between Bel Fuse Inc. and Bel Ventures Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2008

BEL FUSE INC.

By: /s/ Daniel Bernstein
Name: Daniel Bernstein
Title: President

BEL VENTURES INC.

By: /s/ Daniel Bernstein
Name: Daniel Bernstein
Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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